UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, September 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Financial Statements and Exhibits

Exhibits

A copy of the Freight Technologies, Inc.’s press release titled “Freight Technologies Reports Strong Preliminary 2024 Mid-Year Results and Announces Exciting Advances in its Product Offerings” is being furnished on Exhibit 99.1 with this Report on Form 6-K.

Exhibit No.	Description

99.1	Press Release dated September 5, 2024, titled “Freight Technologies Reports Strong Preliminary 2024 Mid-Year Results and Announces Exciting Advances in its Product Offerings”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer